SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

Commencement of First Tranche of share buyback programme

Prudential plc (the "Company") announces that it will commence the first US$ 700 million tranche ("First Tranche") of the US$ 2 billion share buyback programme ("Programme") separately announced today.

The purpose of the Programme is to reduce the issued share capital of the company in order to return capital to shareholders. The Directors consider the First Tranche and the Programme to be in the best interests of the Company and of its shareholders generally.

The Company intends to repurchase additional Ordinary Shares in the future pursuant to subsequent tranches of the Programme. This is in addition to other share buybacks that may be made in the future in order to offset the expected dilution from the vesting of awards under employee and agent share schemes or the take-up of any scrip dividend option if a scrip dividend alternative were to be offered. The Company will make further announcements in respect of any such buybacks in due course.

The Company continues to explore means of further focussing issuances of employee and agent share schemes and enhancing liquidity of the Ordinary Shares held on the Hong Kong line.

Detailed terms of the First Tranche

The Company has entered into an arrangement with Goldman Sachs International ("Goldman Sachs") (acting as riskless principal) to conduct the buyback in respect of the First Tranche on its behalf and to make trading decisions in respect of the First Tranche independently of the Company.

The arrangement with Goldman Sachs enables the purchase of ordinary shares in the issued share capital of the Company ("Ordinary Shares") for a period from 24 June 2024, and will complete no later than 27 December 2024. The aggregate maximum pecuniary amount allocated to the First Tranche is US$ 700 million (exclusive of associated fees, expenses and stamp duty) (equivalent to GBP 554 million  and HKD 5,464 million, in each case based on the closing exchange rate between US$ and GBP and US$ and HKD as of 21 June 2024 GMT) representing an amount equal to the aggregate value of approximately 2.9% of the Company's issued share capital at the closing share price on 21 June 2024.

Goldman Sachs may effect purchases of Ordinary Shares under the First Tranche on the London Stock Exchange and/or other trading venues[1] for subsequent purchase by the Company. Purchases by the Company will be treated as being made on the London Stock Exchange. The Company intends that any Ordinary Shares purchased will be cancelled.

The First Tranche will be conducted in accordance with the authority granted by shareholders at the Company's 2024 Annual General Meeting. The maximum number of Ordinary Shares which may be purchased by the Company under the First Tranche is 200,000,000. The First Tranche will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014/EU (as in force in the UK and as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019), the Commission Delegated Regulation 2016/1052/EU (as in force in the UK and as amended by the FCA's Technical Standards (Market Abuse Regulation) (EU Exit) Instrument 2019) and in accordance with Chapter 12 of the UK Listing Rules, the Hong Kong Listing Rules and the Hong Kong Code on Share Buy-backs. No purchase of Ordinary Shares will be conducted on the Hong Kong Stock Exchange. No repurchases will be made in respect of the Company's American Depositary Receipts.

The Company will make further announcements in due course following any repurchase of shares. There is no guarantee that the First Tranche will be implemented in full or that any shares will be repurchased by the Company.

Additional information

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Contact

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Hui-Yi Kho	+852 6298 9676	William Elderkin	+44 (0)20 3977 9215
Janice Wong	+852 6188 6381	Darwin Lam	+852 2918 6348

[1] Specifically Aquis Exchange Europe, Cboe Europe Limited through the BXE and CXE order books and any multilateral trading facility operated by Turquoise Global Holdings Limited, each being a trading venue (as defined in the Market Abuse Regulation) in the United Kingdom where the Ordinary Shares are admitted to trading or traded.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 June 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Tom Clarkson

Tom Clarkson
Company Secretary